

October 31, 2022

Thomas George
Chief Financial Officer
Genesco Inc.
535 Marriott Drive
Nashville, TN 37214

  Re: Genesco Inc.
    Form 10-K for Fiscal Year Ended January 29, 2022
    Filed March 23, 2022
    File No. 001-03083

Dear Thomas George:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 29, 2022

Notes to Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies
Revenue Recognition, page 58

1. Please consider including disaggregated revenue by sales channel. In this regard, we note your disclosure on page 34 when discussing your annual results and the relative increases/decreases to be driven by your differing sales channels. We further note similar discussion in your investor presentations of the impact on your financial results from increases/decreases to sales at the sales channel level. Refer to ASC 606-10-55-89 through 91. Please revise or advise accordingly.

Note 17 - Business Segment Information, page 83

2.   Please tell us your consideration of providing revenue by geographic location pursuant to ASC 280-10-50-41(a) as it appears from your disclosure on page 6 that you may have significant revenue attributed to individual foreign countries.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services